FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 July 2012

HSBC COMPLETES SALE OF HUNGARIAN CONSUMER FINANCE BUSINESS

HSBC Europe (Netherlands B.V.), a wholly-owned subsidiary of HSBC Holdings plc, has sold its 100% interest in its Hungarian subsidiary, HSBC Credit Zrt, to Central-Fund Kockázati Tőkealap. HSBC Credit Zrt had gross assets of US$5.28m at 30 June 2012.

In October 2011 94% of HSBC Credit Zrt's consumer finance portfolio was sold to Cofidis.

The transaction has received regulatory approval and is expected to complete on 6 August 2012.

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 31 July 2012